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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                              -----------------

                                 SCHEDULE TO
                                 (RULE 13e-4)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                              -----------------

                             CAMINUS CORPORATION
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

                  CERTAIN OPTIONS TO PURCHASE COMMON STOCK,
                          PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                 133766 10 5
                    (CUSIP Number of Class of Securities)
                          (Underlying Common Stock)

                               WILLIAM P. LYONS
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             CAMINUS CORPORATION
                               825 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                             TEL: (212) 515-3600
                     (Name,address and telephone number of
                     person authorized to receive notices
                       and communications on behalf of
                                filing person)

                                   COPY TO:

                            ANTHONY T. ILER, ESQ.
                             IRELL & MANELLA LLP
                     1800 AVENUE OF THE STARS, SUITE 900
                        LOS ANGELES, CALIFORNIA 90067
                             TEL: (310) 277-1010
                              -----------------

                          CALCULATION OF FILING FEE*

           Transaction Valuation          Amount of Filing Fee

                  $289,423                       $26.63

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,589,223 shares of common stock of Caminus Corporation will be exchanged pursuant to this offer. The aggregate transaction value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals the transaction value multiplied by $92 per million dollars of transaction value.

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[ ]      Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  Not applicable.       Filing Party:  Not applicable.
         Form or Registration No.:  Not applicable.     Date Filed:  Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third party tender offer subject to Rule 14d-1.
[X]      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3.
[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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ITEM 1.  SUMMARY TERM SHEET

         The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated October 28, 2002 (as amended from time to time, the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

         (a)      Name and Address.

         The name of the issuer is Caminus Corporation, a Delaware corporation (the "Company"). The Company's principal executives offices are located at 825 Third Avenue, New York, New York 10022, and its telephone number is (212) 515-3600. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Caminus") is incorporated herein by reference.

         (b)      Securities.

         This Tender Offer Statement on Schedule TO relates to an offer (the "Offer") by the Company to current employees of the Company or its subsidiaries, other than employees who as of October 28, 2002 have received notice of their termination, to exchange all outstanding options to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock"), that have an exercise price greater than $10.00 per share and that were granted under the Caminus LLC 1998 Stock Incentive Plan, the Caminus Corporation 1999 Stock Incentive Plan (the "1999 Plan"), the Caminus Corporation 2001 Non-Officer Employee Stock Incentive Plan (the "2001 Plan"), and certain Nonstatutory Stock Option Agreements, for new options to purchase shares of Common Stock to be granted under the 1999 Plan, the 2001 Plan or a nonplan stock option agreement, as to be determined by the Company in its sole discretion, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (as amended from time to time, the "Letter of Transmittal"), attached hereto as Exhibit (a)(2). The Company's Chief Executive Officer and members of the Company's Board of Directors are not eligible to participate in the Offer. The number of shares of Common Stock subject to the new options will be equal to the number of shares of Common Stock subject to the old options that are accepted for exchange and cancelled.

         The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("The Offer; Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Grant of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (c)      Trading Market and Price.

         The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

         (a)      Name and Address.

         The information set forth under Item 2(a) above and in Section 10 of the Offer to Exchange ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The Company is both the filing person and the subject company.

ITEM 4.  TERMS OF THE TRANSACTION

         (a)      Material Terms.

         The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("The Offer; Number of Options; Expiration Date"), Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Grant of New Options"), Section 6 ("Conditions of the Offer"),
         Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences"), Section 14 ("International Income Tax Consequences") and Section 15 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

         (b)      Purchases.

         The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         (e)      Agreements Involving the Subject Company's Securities.

         The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         (a)      Purposes.

         The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b)      Use of Securities Acquired.

         The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Grant of New Options") and
         Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c)      Plans.

         The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (a)      Source of Funds.

         The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and
         Section 16 ("Fees and Expenses") is incorporated herein by reference.

         (b)      Conditions.

         The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

         (d)      Borrowed Funds.

         Not applicable.

ITEM 8.  INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

         (a)      Securities Ownership.

         The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

         (b)      Securities Transactions.

         The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

         (a)      Solicitations or Recommendations.

         Not applicable.

ITEM 10.  FINANCIAL STATEMENTS

         (a)      Financial Information.

         The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Caminus") and Section 17 ("Additional Information"), and on pages F-4 through F-27 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2001 and in Item 1 ("Financial Statements") of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002 is incorporated herein by reference.

         (b)      Pro Forma Information.

         Not applicable.

ITEM 11. ADDITIONAL INFORMATION

         (a)      Agreements, Regulatory Requirements and Legal Proceedings.

         The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b)      Other Material Information.

         Not applicable.

ITEM 12. EXHIBITS

         (a)(1)            Offer to Exchange, dated October 28, 2002.

         (a)(2)            Form of Letter of Transmittal.

         (a)(3)            Form of Letter to Eligible Option Holders Regarding
                           Offer.

         (a)(4)            E-mail communication to Caminus Corporation
                           Employees, dated October 28, 2002.

         (a)(5)            Form of Notice of Withdrawal of Tender.

         (a)(6)            Form of Letter to Tendering Option Holders
                           Regarding Acceptance of Tendered Options.

         (a)(7) Caminus Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on February
                           12, 2002 and incorporated herein by reference.

         (a)(8) Caminus Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002 and incorporated herein by reference.

         (b)               Not applicable.

         (d)(1)            Caminus Corporation 1999 Stock Incentive Plan,
                           Amendment No. 1 thereto, and Amendment No. 2 thereto, filed as Appendix A to the Company's
                           Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 22, 2002 and incorporated herein by reference.

         (d)(2)            Caminus Corporation 2001 Non-Officer Employee Stock
                           Incentive Plan, and Amendment No. 1 thereto.

         (g)               Not applicable.

         (h)               Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

         Not applicable.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date:  October 28, 2002    CAMINUS CORPORATION

                           By:  /s/ William P. Lyons
                                ------------------------------------------------
                                Name:  William P. Lyons
                                Title: President and Chief Executive Officer

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                              INDEX TO EXHIBITS

Exhibit Number             Description
--------------             -----------
    (a)(1)                 Offer to Exchange, dated October 28, 2002.

    (a)(2)                 Form of Letter of Transmittal.

    (a)(3)                 Form of Letter to Eligible Option Holders Regarding
                           Offer.

    (a)(4)                 E-mail communication to Caminus Corporation
                           Employees, dated October 28, 2002.

    (a)(5)                 Form of Notice of Withdrawal of Tender.

    (a)(6)                 Form of Letter to Tendering Option Holders
                           Regarding Acceptance of Tendered Options.

    (a)(7) Caminus Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on February
                           12, 2002 and incorporated herein by reference.

    (a)(8) Caminus Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002 and incorporated herein by reference.

    (b)                    Not applicable.

    (d)(1)                 Caminus Corporation 1999 Stock Incentive Plan,
                           Amendment No. 1 thereto, and Amendment No. 2 thereto, filed as Appendix A to the Company's
                           Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 22, 2002 and incorporated herein by reference.

    (d)(2)                 Caminus Corporation 2001 Non-Officer Employee Stock
                           Incentive Plan, and Amendment No. 1 thereto.

    (g)                    Not applicable.

    (h)                    Not applicable.


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